EXHIBIT 12.1
Ratio of Earnings to Fixed Charges

					(dollars in millions)
	Nine
	Months
	Ending	Fiscal Years
	June 28, 2014	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before income taxes and equity method investment earnings	$1,027	$1,254	$949	$1,066	$1,224	$(541)
Add: Fixed charges	136	219	264	305	360	388
Add: Amortization of capitalized interest	4	5	5	4	3	4
Less: Capitalized interest	(7)	(8)	(10)	(9)	(11)	(3)
Total adjusted earnings	1,160	1,470	1,208	1,366	1,576	(152)
Fixed Charges:
Interest	73	116	150	191	240	289
Capitalized interest	7	8	10	9	11	3
Amortization of debt discount expense	5	28	39	44	46	38
Rentals at computed interest factor (1)	51	67	65	61	63	58
Total fixed charges	$136	$219	$264	$305	$360	$388

Ratio of Earnings to Fixed Charges	8.53	6.71	4.58	4.48	4.38
Insufficient Coverage						540

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.